SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A
Publicly-held Company – C.N.P.J. 02.558.074/0001-73

NOTICE TO SHAREHOLDERS – PAYMENT OF DIVIDENDS AND INTEREST ON OWN CAPITAL

Vivo Participações S.A. (“Vivo Part” or “Company”) hereby publicly informs to the shareholders that, as from 12.02.2009, we will start to pay Interest on Own Capital – JSCP and Dividends with respect to common and preferred shares, benefiting shareholders of record of the Company as of 12.30.2008 and 03.19.2009, respectively, both related to the fiscal year ended on 12.31.2008, which payment was resolved in the General Meeting of Shareholders held on 03.19.2009, as follows:

1) AMOUNTS PAYABLE PER SHARE

EARNINGS	GROSS AMOUNT - R$ Tax-immune or exempted Shareholders(2)		NET AMOUNT - R$ Taxed Shareholders(1)
	Common	Preferred	Common	Preferred
Interest on Own Capital	0.438528010149	0.438528010149	0.372748808626	0.372748808626
Dividends (3)	0.723158613772	0.723158613772	0.723158613772	0.723158613772
  Interest at the net value, after deduction of the Withholding Income Tax of 15% (fifteen per cent).
   Corporate Shareholders that are discharged from said taxation.
  Dividends at the book value, without Income Tax withholding, as set forth in art. 10 of Law nº 9.249/95.

2) PAYMENT TERMS:
2.1.) Credit to the bank account designated by the shareholder and updated by Banco Real (The Trustee of the book-entry shares of this company) until 11/27/2009;
2.2.) Interest and Dividends related to shares under trust custody  with the BM&FBOVESPA S.A. – Stock, Commodities and Futures Exchange of São Paulo, shall be paid to BM&FBOVESPA itself, which will transfer the amounts to the relevant shareholders through the custody agents; and
2.3.) Payment from branches of Banco Real, for those not falling within one of the preceding alternatives.

3) GENERAL INSTRUCTIONS
In order to qualify for receipt of the dividends, a shareholder not registered as per item 2.1 above, shall be required to appear at the place of assistance, provided with evidence of a Bank Account for registration (optional), and with certified copies of the identification documents:

  Individual: CPF and Identity Card; proof of updated address (2 months);
  Legal Entity: CNPJ, partners’ documents, Minutes of Meetings, Bylaws, proof of updated address (2 months), Articles of Association and their respective amendments.

It is mandatory to provide a power of attorney drawn-up with a notary’s office with specific powers for receipt of dividends, in case the Shareholder is represented by an attorney-in-fact, accompanied by the proof and certified copies of the above mentioned documents, as the case may be.

4) PLACES OF ASSISTANCE

All branches of Banco Real.

5) IMPORTANT NOTICES

In accordance with letter “a”, item II of Article 287 of Law no. 6404/76 – (“Brazilian Corporate Law”), the statute of limitations for receipt of dividends is of three (3) years, counted from the date on which the dividends are made available to the shareholders.

6) Important remark:

Once the net amounts of income tax on interest on own capital added to the amounts of dividends per share total the minimum value provided for by law, as from 12.02.2009, effective date of beginning of payment of dividends, the holders of preferred shares shall no longer be entitled to full voting rights.

São Paulo, November 19, 2009.

Cristiane Barretto Sales
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.